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                                 EXHIBIT (a)(3)

                         Form of Letter to Stockholders
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ESCALADE LETTERHEAD

November 3, 1997

Dear Stockholder:

     Escalade, Incorporated is offering to purchase up to 1,000,000 shares of its common stock (representing approximately 31.9 % of the currently outstanding shares), at a price not less than $11.00 nor more than $14.00 per share. The Company is conducting the offer through a procedure commonly referred to as a "dutch auction." This procedure allows you to select the price within that range at which you are willing to sell all or a portion of your shares to the Company.

     Based upon the number of shares tendered and the prices specified by the tendering stockholders, the Company will determine the single per share price within that range that will allow it to buy 1,000,000 shares (or such lesser number of shares that are properly tendered). All of the shares that are properly tendered at prices at or below that purchase price (and are not withdrawn) will subject to possible proration, conditional tender and provisions relating to the tender of "odd lots" be purchased for cash at that purchase price, net to the selling stockholder. All other shares that have been tendered and not purchased will be returned to the stockholder.

     If you do not wish to participate in the offer, you do not need to take any action.

     The offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you want to tender your shares, the instructions on how to do so are also explained in detail in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the offer.

     Neither the Company nor its Board of Directors makes any recommendation to any stockholder whether to tender all or any shares. Certain directors and executive officers of the Company have advised the Company that they will not tender any of their Shares in this Offer. The remaining directors and executive officer have not made a final decision as to whether they will participate in this Offer. Such persons have advised the Company that, if they were to participate in this Offer, they would tender only a portion of their Shares and not all of their Shares.

Sincerely,

/s/Robert E. Griffin
   Chairman and Chief Executive Officer